Pricing Supplement dated February 24, 2009
          to the Product Prospectus Supplement dated November 12, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                  $5,672,000

                              Royal Bank of Canada

                              Buffered Bullish Digital Notes
                              Linked to the United States Oil Fund LP, due March 29, 2010



     Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the "Notes") linked to the performance of the Underlying Security named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation

Underlying Security:       United States Oil Fund LP

Bloomberg Ticker:          USO

Currency:                  U.S. Dollars

Minimum Investment:        $1,000, and $1,000 increments in excess thereof (the
                           "Principal Amount")

Pricing Date:              February 24, 2009

Issuance Date:             February 27, 2009

Initial Underlying         24.44 (The closing price of the Underlying Security
                           on the Pricing Date)
Security Price:

Digital Coupon:            24%

CUSIP:                     78008GA93

Observation Dates:         The Final Valuation Date

Automatic Call:            Inapplicable

                           Automatic Call:          If, on any Observation Date,
                                                    the closing level of the
                                                    Underlying Security is
                                                    greater than the Call
                                                    Barrier Level, then the
                                                    notes will be automatically
                                                    called for a cash payment
                                                    per note equal to the Call
                                                    Payment Amount, payable on
                                                    the Call Settlement Date.
                                                    (We refer to the day upon
                                                    which the Automatic Call
                                                    occurred as the "Call
                                                    Date".)

                           Call Payment Amount:     Principal Amount +
                                                    (Principal Amount x Call
                                                    Coupon)

                           Call Monitoring Period:  Not Applicable

                           Call Barrier Level:      The Initial Underlying
                                                    Security Price

                           Call Settlement Date:    The third business day after
                                                    the Call Date or, if the
                                                    Call Date is the Final
                                                    Valuation Date, the Maturity
                                                    Date subject to postponement
                                                    as described under "General
                                                    Terms of the Bullish
                                                    Buffered Enhanced Return
                                                    Notes - Maturity Date."

Payment at Maturity (if    Payment at maturity will be based on the performance
held to maturity):         of the Underlying Security and will be calculated in
                           the following manner:

                           If, at maturity, the Final Underlying Security Price is greater than the Initial Underlying Security Price, then the investor will receive an amount equal to (a) the Principal Amount plus (b) the Principal Amount multiplied by the Digital Coupon.

                           If, at maturity, the Final Underlying Security Price is less than or equal to the Initial Underlying Security Price but not less than the Initial Underlying Security Price by more than the Buffer Percentage, then the investor will receive the Principal Amount only.

                           If, at maturity, the Final Underlying Security Price is below the Initial Underlying Security Price by more than the Buffer Percentage, then the investor will receive less than all of their Principal Amount, in an amount equal to:

                            Principal Amount + (Principal Amount x (Percentage
                                       Change + Buffer Percentage))

Percentage Change:         The Percentage Change, expressed as a percentage, is
                           calculated using the following formula:

            Final Underlying Security Price - Initial Underlying Security Price
            -------------------------------------------------------------------
                                 Initial Underlying Security Price

Final Valuation Date:      March 24, 2010, subject to extension for market and
                           other disruptions

Maturity Date:             March 29, 2010, subject to extension for market and
                           other disruptions

Term:                      Thirteen (13) months

Final Index Level:         The closing price of the Underlying Security on the
                           Final Valuation Date

Buffer:                    Unleveraged buffer

Buffer Percentage:         20%

Buffer Level:              19.55 (80% of  the Initial Underlying Security Price)

Principal at Risk:         These Notes are NOT principal protected. Investors in
                           these Notes may lose a substantial portion their Principal Amount at maturity if there is a decrease in the Underlying Security price from the Pricing
                           Date to the Final Valuation Date.

U.S. Tax Treatment:        The United States federal income tax consequences of
                           your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S.
                           federal income tax purposes.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Bullish Buffered Enhanced
                           Return Notes" in the product prospectus supplement, as modified by this pricing supplement, with respect to the Bullish Buffered Enhanced Return Notes dated
                           November 12, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated November 12, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $5,672,000
Underwriting discounts and commission.................................................     1.75%            $99,260
Proceeds to Royal Bank................................................................     98.25%           $5,572,740


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is 98.25%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $17.50 per $1,000 principal amount note and used a portion of that commission to allow selling concessions to other dealers of $17.50 per $1,000 principal amount note. The price of the notes also included a profit of $16.80 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada, was $34.30 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated November 12, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated November 12, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated November 12, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908002448/
r111180424b5.txt


Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The prices of the Underlying Security used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Underlying Security Price and Final Underlying Security Price (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 20%, a Digital Coupon of 24% and that no market disruption event has occurred.


Example 1--    Calculation of the payment at maturity where the Percentage
               Change is positive.
               Percentage Change:       2%
               Payment at Maturity:     $1,000 + ($1,000 x 2%) = $1,000 + $20 =
                                        $1,020; but because, at maturity, the
                                        Percentage Change is positive, the
                                        Payment at maturity will equal the
                                        digital coupon amount of $1,240.
               On a $1,000 investment, a 2% percentage change results in a payment at maturity of $1,240, a 24% return on the Notes.



Example 2--    Calculation of the payment at maturity where the Percentage
               Change is negative but not less than the Buffer Amount of -20%.
               Percentage Change:       -10%
               Payment at Maturity:     At maturity, the Percentage Change is
                                        negative, but not less than the Buffer
                                        Amount of -20%, therefore; the Payment
                                        at maturity will equal the Principal
                                        Amount.
               On a $1,000 investment, a -10% percentage change results in a payment at maturity of $1,000, a 0% return on the Notes.



Example 3--    Calculation of the payment at maturity where the Percentage
               Change is negative and is less than the Buffer Amount of -20%.
               Percentage Change:       -25%
               Payment at Maturity:     $1,000 + [$1,000 x (-25% + 20%)] =
                                        $1,000 - $50 = $950.
               On a $1,000 investment, a -25% percentage change results in a payment at maturity of $950, a -5% return on the Notes.

The Underlying Security

Description of United States Oil Fund

According to publicly available information, United States Oil Fund, LP ("USOF") is a Delaware limited partnership organized on May 12, 2005. USOF maintains its main business office at 1320 Harbor Bay Parkway, Suite 145, Alameda, California 94502. USOF is a commodity pool that issues limited partnership interests ("units") traded on the American Stock Exchange. The net assets of USOF consist primarily of investments in futures contracts for light, sweet crude oil, but may also consist of other types of crude oil, heating oil, gasoline, natural gas and other petroleum-based fuels that are traded on the NYMEX, ICE Futures or other U.S. and foreign exchanges (collectively, "Oil Futures Contracts"). USOF may also invest in other oil-related investments such as cash-settled options on Oil Futures Contracts, forward contracts for oil, and over-the-counter transactions that are based on the price of crude oil, other petroleum-based fuels, Oil Futures Contracts and indices based on the foregoing. The investment objective of USOF is to have the changes in percentage terms of the units' NAV reflect the changes in percentage terms of the spot price of light, sweet crude oil delivered to Cushing, Oklahoma, as measured by the changes in the price of the futures contract on light, sweet crude oil as traded on the NYMEX that is the near month contract to expire, except when the near month contract is within two weeks of expiration, in which case the futures contract will be the next month contract to expire, less USOF's expenses. It is not the intent of USOF to be operated in a fashion such that its NAV will equal, in dollar terms, the spot price of light, sweet crude oil or any particular futures contract based on light, sweet crude oil. There is no assurance that USOF will meet its investment objective.

Information provided to or filed with the Commission by USOF pursuant to the Securities Act of 1933 can be located by reference to Commission file number 001-32834.

Historical Information

The graph below sets forth the historical performance of the Underlying Security. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing price of the Underlying Security. The information provided in this table is for the four calendar quarters of 2006, 2007, and 2008, as well as for the period from January 1, 2009 through February 24, 2009.

We obtained the information regarding the historical performance of the Underlying Security in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Underlying Security should not be taken as an indication of future performance, and no assurance can be given as to the level of the Underlying Security on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying Security will result in any return in addition to your initial investment.

                            United States Oil Fund LP
                                  (06/7 - 09/1)
                                 [CHART OMITTED]



    Period-           Period-End           High Intra-Day           Low Intra-Day Price          Period-End Closing
   Start Date            Date               Price of the             of the Underlying              Price of the
                                        Underlying Security           Security in ($)           Underlying Security
                                               in ($)                                                  in ($)
   ----------            ----                  ------                 ---------------                  ------
   04/01/2006         06/30/2006                73.23                      64.89                        69.77
   07/01/2006         09/29/2006                74.6                       54.06                        56.81
   09/30/2006         12/29/2006                56.9                       50.25                        51.6

   01/01/2007         03/30/2007                54.2                       42.56                        53.35
   03/31/2007         06/29/2007                54.22                      47.39                        53
   06/30/2007         09/28/2007                64.25                      51.76                        62.55
   09/29/2007         12/31/2007                77.59                      60.19                        75.76

   01/01/2008         03/31/2008                87.79                      68.57                        81.36
   04/01/2008         06/30/2008               115.77                      79.77                       113.66
   07/01/2008         09/30/2008               120.01                      72.95                        82.01
   10/01/2008         12/31/2008                81.44                      27.73                        33.1

   01/01/2009         02/24/2009                38.75                      22.74                        24.44


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about February 27, 2009, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                   $5,672,000

                                   [RBC LOGO]


                              Royal Bank of Canada

                         Buffered Bullish Digital Notes

           Linked to the United States Oil Fund LP, due March 29, 2010





                                February 24, 2009